Exhibit 99.1

Qihoo 360 Receives Further Update on Going Private Transaction

BEIJING, June 28, 2016 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. (the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced its receipt of a further update from the buyer group on its proposed going private transaction. The buyer group has informed the Company that they are continuing to work diligently towards satisfying the remaining conditions precedent under the previously announced merger agreement and currently expect the merger to close before mid-August 2016.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminologies such as “if,” “will,” “expect” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions, which include: uncertainties as to the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn